VOYAGEUR ASSET MANAGEMENT INC.

                                COMPLIANCE MANUAL


II. CODE OF ETHICS AND PROFESSIONAL STANDARDS; GUIDELINES FOR AVOIDING PROHIBITED ACTS

A.       CODE OF ETHICS AND PROFESSIONAL STANDARDS

         One of the most important compliance goals for Voyageur is to avoid or eliminate conflicts of interest between Voyageur and its clients and to maintain a healthy and positive relationship with the general public. As a professional organization serving the public in the area of asset management, all members of Voyageur are guided in their actions by high ethical and professional standards and, as applicable, subscribe to the Code of Ethics and Standards of Professional Conduct adopted by the Association of Investment Management and Research (AIMR). Adherence to the following Code of Ethics and Professional Standards should be considered a condition of employment.

         1. The general conduct of Voyageur personnel must at all times reflect the professional nature of the business in which Voyageur operates. Voyageur personnel are judicious, accurate, objective and reasonable in dealing with both clients and other parties. The personal integrity of all employees must be beyond the slightest shadow of a doubt.

         2. All members of the organization must act within the spirit and the letter of all federal, state and local laws and regulations pertaining to investment advisers and to the general conduct of business.

         3. At all times, the interest of Voyageur's clients has precedence over personal interests. This applies particularly in the case of purchases and sales of stocks and other securities that are owned, purchased or sold in the advisory and fiduciary accounts that Voyageur services.

         4.       Voyageur has adopted Insider Trading Policies (see Section
                  III) which set parameters for the establishment, maintenance and enforcement of policies and procedures to detect and prevent the misuse of material nonpublic information by Voyageur personnel. The Insider Trading Policies are in addition to and do not supersede this Code of Ethics and Professional Standards.

         5. All officers, directors and employees of Voyageur shall obtain written approval of the Compliance Department, as required by the Statement of Policy and Procedures Designed to Detect and Prevent Insider Trading and to Govern Personal Securities Trading (see Section III), prior to effecting any securities transactions for their direct or indirect personal gain or in which they may have any beneficial interest and any such transaction effected by, for, or on behalf of any member of their household. In this regard, all Voyageur personnel on or before January 30th of each calendar year shall provide a list of all broker-dealers and account numbers in which, as of December 31 of the preceding year, they have any direct or indirect beneficial ownership interest or involvement, other than currency or commodity futures not involving securities, U.S. government bonds, bank certificates of deposit, or shares of registered open-end management investment companies (mutual funds).




                                                                            11-1

         6. A Voyageur employee will not accept compensation of any sort for services from outside sources without the prior approval of the Compliance Department.

         7. When an employee of Voyageur finds that his or her personal interests conflict with the interests of Voyageur and its clients, he or she will report the conflict to Compliance Department for resolution.

         8. The recommendations and actions of Voyageur are confidential and private matters between Voyageur and its clients. Accordingly, it is the policy of Voyageur to prohibit, prior to general public release, the transmission, distribution or communication of any information regarding securities transactions of client accounts except to broker-dealers in the ordinary course of business. In addition, no information obtained during the course of employment regarding particular securities (including reports and recommendations of Voyageur) may be transmitted, distributed, or communicated to anyone who is not affiliated with Voyageur, without the prior written approval of the President or Chief Executive Officer of Voyageur or such person as he or she may designate to act on their behalf.

         9. The policies and guidelines set forth in this Code of Ethics must be strictly adhered to by all Voyageur employees. Severe disciplinary actions, including dismissal, may be imposed for violations of this Code of Ethics and Professional Standards, including the guidelines that follow.

         No code can address every circumstance that may give rise to a conflict of interest. Every employee is expected to be alert to such conflicts with Voyageur's clients, and is expected to comply with the spirit as well as the letter of the Code and to always place the interests of Voyageur's clients first.

II. CODE OF ETHICS AND PROFESSIONAL STANDARDS; GUIDELINES FOR AVOIDING PROHIBITED ACTS

B.       GUIDELINES FOR AVOIDING PROHIBITED ACTS

         Voyageur employees are prohibited from engaging in the following ("Prohibited Acts"):

         1. soliciting or recommending purchases, sales or reinvestment in securities not in accordance with the client's investment objectives and guidelines;

         2. attempting to use his or her influence to cause any client account to purchase, sell or retain any securities for the purpose of seeking any form of personal gain. This prohibition would apply, for example, where the employee, or any associates or affiliates, purchased a security prior to any purchase of the same security by any client account and thereafter attempted to purchase or influence others to purchase the same security for any client account;

         3. warranting the value or price of any security or guaranteeing its future performance;

         4. promising or representing that an issuer of securities will meet its obligations or fulfill its investment or business objectives in the future;

         5. agreeing to protect a client against loss by repurchasing a security at some future time;

         6.       owning or taking title to any funds or assets of a client;

         7. maintaining a joint brokerage or bank account with any client; sharing any performance fees, carried interest, or benefit, profit or loss resulting from securities transactions with any client or entering into any business transaction with a client;

         8. borrowing money or securities from any client, regardless of the relationship between the client and the Voyageur representative;

         9. owning, operating, managing or otherwise engaging in, or being employed by, any outside business activity on either a full-time or part-time basis without the prior written approval of the Compliance Department;

         10. violating or failing to abide by Voyageur's Statement of Policy and Procedures Designed to Detect and Prevent Insider Trading; and

         11.      entering orders in any account for which there is no client.

         If any Voyageur employee becomes aware of any conduct which might violate the Prohibited Acts section of this Manual, any laws or regulations, or becomes aware of any improper or unauthorized actions, the facts must be reported as soon as possible to his or her supervisor. If there is any question about the conduct required of Voyageur and its employees, the Compliance Department should be consulted.

                                                                            II-3